Exhibit 99.1

Alcon

For immediate release

Alcon Receives FDA Approval for a SupplementalList
of Susceptible Pathogens for VIGAMOX™ Ophthalmic Solution

Fort Worth, TX, April 26, 2004 – Alcon, Inc. (NYSE:ACL) announced today that it has received U.S. Food and Drug Administration (FDA) approval to add a supplemental list of susceptible pathogens to its VIGAMOXTM ophthalmic solution in vitro labeling. The addition of these pathogens to the VIGAMOX™ labeling further demonstrates the breadth of coverage and potency that has made VIGAMOX™ the most widely prescribed ophthalmic fluoroquinolone on the market today.

        VIGAMOX™ solution will now have an additional 22 pathogens added to the in vitro efficacy section of its package insert, including atypical mycobacteria (Mycobacterium avium, Mycobacterium marinum) and Propionibacterium acnes). This will result in Vigamox providing the broadest spectrum in the ophthalmic fluroquinolone category.

        “The addition of these supplemental pathogens reinforces the excellent potency of VIGAMOX™. At the same time, recent human studies clearly demonstrate the therapeutic penetration of VIGAMOX™ solution into relevant ocular tissues,” said Barry A. Schlech, Ph.D., Alcon Vice President, Pharmaceutical Technology.

          The pathogens newly added to the VIGAMOX™ package insert are:

Listeria monocytogenes	Neisseria gonorrhoeae
Staphylococcus saprophyticus	Proteus vulgaris
Streptococcus agalactiae	Pseudomonas stutzeri
Streptococcus mitis	Clostridium perfringens
Streptococcus Groups C, G and F	Propionibacterium acnes
Acinetobacter baumannii	Chlamydia pneumoniae
Acinetobacter calcoaceticus	Legionella pneumophila
Citrobacter freundii	Mycobacterium avium
Citrobacter koseri	Mycobacterium marinum
Enterobacter aerogenes	Mycoplasma pneumoniae
Enterobacter cloacae
Morganella morganii

        VIGAMOXTM solution is the only fourth-generation fluoroquinolone eye drop formulated at a 0.5% concentration, providing high drug concentration throughout relevant ocular structures. Its near-neutral pH of 6.8 provides for ocular comfort. VIGAMOXTM is potent enough to exceed U.S. Pharmacopoeia preservative efficacy test requirements without the need for benzalkonium chloride.

        More than one million prescriptions for VIGAMOX™ solution have been dispensed in the U.S. since it was introduced last spring. The potency and penetration of VIGAMOX™ combine with a low rate of ocular adverse events to provide a high degree of clinical confidence in the safety and efficacy of this product. In the multi-center clinical trials involving VIGAMOX™, the most common ocular side effects occurring in approximately 1 to 6 percent of patients, were conjunctivitis, decreased visual acuity, dry eye, keratitis, ocular discomfort, ocular hyperemia, ocular pain, ocular pruritus, subconjunctival hemorrhage and tearing.

        Alcon, Inc. is the world’s leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

The active ingredient in VIGAMOX™, moxifloxacin hydrochloride 0.5%, is licensed to Alcon, Inc. by Bayer AG.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, competition from other drugs already on the market or competitive drugs that reach the market in the future, challenges inherent in new product manufacturing and marketing, developments in legal cases and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton (Alcon Investor Relations)
800-400-8599
Mary Dulle (Alcon Public Relations)
817-551-8058
 www.alconinc.com